    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1994

                                                           REGISTRATION NO.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               SUN COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            PENNSYLVANIA                               23-1743282
  (STATE OR OTHER JURISDICTION OF         (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                      TEN PENN CENTER, 1801 MARKET STREET,
              PHILADELPHIA, PENNSYLVANIA 19103-1699 (215) 977-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

           RICHARD L. CARTLIDGE, SUN COMPANY, INC., TEN PENN CENTER,
           1801 MARKET STREET, PHILADELPHIA, PENNSYLVANIA 19103-1699
                                 (215) 977-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

      JAMES D. EPSTEIN, ESQUIRE                JOHN B. TEHAN, ESQUIRE
     PEPPER, HAMILTON & SCHEETZ              SIMPSON THACHER & BARTLETT
      3000 TWO LOGAN SQUARE                     425 LEXINGTON AVENUE
    PHILADELPHIA, PENNSYLVANIA 19103-2799   NEW YORK, NEW YORK 10017-3954
            (215) 981-4000                         (212) 455-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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- --------------------------------------------------------------------------------

                                                           PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED           REGISTERED      PER UNIT*       PRICE*        FEE
- ----------------------------------------------------------------------------------
Common Stock, $1 par
 value per share.......  9,200,000 shares    $31.563     $290,379,600   $100,132

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
* Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES          +
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued November 4, 1994

                                8,000,000 Shares

                               Sun Company, Inc.

                                  COMMON STOCK

                                  -----------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING OFFERED BY THE SELLING SHAREHOLDERS. SEE "SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES BEING OFFERED HEREBY. THE COMPANY'S COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "SUN." ON NOVEMBER 2, 1994, THE LAST SALE PRICE OF THE COMMON STOCK AS REPORTED ON THE NEW YORK STOCK EXCHANGE WAS $31.50 PER SHARE.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                PRICE $  A SHARE

                                  -----------

                                                   UNDERWRITING    PROCEEDS TO
                                         PRICE TO DISCOUNTS AND      SELLING
                                          PUBLIC  COMMISSIONS(1) SHAREHOLDERS(2)
                                         -------- -------------- ---------------
Per Share..............................    $           $               $
Total(3)...............................    $           $               $

- -----
  (1) The Selling Shareholders and the Company have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933.
  (2) Before deducting certain expenses payable by the Selling Shareholders estimated at $130,566.
  (3) The Selling Shareholders have granted to the Underwriters an option exercisable within 30 days of the date hereof to purchase up to an aggregate of 1,200,000 additional shares at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and
      Proceeds to Selling Shareholders will be $    , $    , and $    ,
      respectively.

                                  -----------

  The shares of Common Stock are offered subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will
be made on or about     , 1994 at the offices of Morgan Stanley & Co.
Incorporated, New York, New York, against payment therefor in New York clearing house funds.

                                  -----------

MORGAN STANLEY & CO.
   Incorporated

                                CS FIRST BOSTON

                                                               SMITH BARNEY INC.

November  , 1994

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING SHAREHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
The Company...............................................................    4
Price Range and Dividends.................................................    7
Capitalization............................................................    8
Summary of Financial Information..........................................    8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   10
Selling Shareholders......................................................   18
Capital Stock.............................................................   19
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock.............................................................   20
Underwriters..............................................................   23
Legal Opinions............................................................   24
Experts...................................................................   24

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Sun Company, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (together with all amendments and exhibits, the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended by the Company's reports on Form 10-K/A dated April 28, 1994 and June 23, 1994.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

    3. The Company's Current Reports on Form 8-K dated February 24, 1994 and October 24, 1994.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO:

                               SUN COMPANY, INC.
                                TEN PENN CENTER
                               1801 MARKET STREET
                     PHILADELPHIA, PENNSYLVANIA 19103-1699
                        ATTENTION: SHAREHOLDER RELATIONS
                           TELEPHONE: (215) 977-3000

                                  THE COMPANY

  The Company is the largest independent U.S. refiner/marketer. It operates five domestic refineries and is engaged in retail gasoline marketing, principally in the northeastern U.S.; lubricants and petrochemical marketing worldwide; and domestic pipeline and terminalling operations. The Company also produces crude oil and natural gas internationally and is the majority owner of Suncor Inc., a fully integrated Canadian oil company. These operations are conducted through the Company's subsidiaries. Hereafter, the term "Sun" means the Company and its subsidiaries.

  Sun's petroleum refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including fuels, lubricants and petrochemicals, and the transportation of crude oil and refined products. These operations are conducted in the United States and Canada. Sun's oil and gas exploration and production operations consist of exploration for and development, production and marketing of crude oil and condensate, natural gas and natural gas liquids. Exploration activities are conducted in Canada while development, production and marketing activities are conducted primarily in Canada and the United Kingdom sector of the North Sea. Oil sands mining operations, which consist of production of synthetic crude oil by mining oil sands and upgrading the bitumen extracted from the oil sands, are conducted in western Canada.

  Sun is following a strategic plan, first announced in October 1992 (the "Strategic Plan"), which focuses on growth in branded gasoline marketing (primarily in the northeastern United States), lubricants, chemicals and logistics and international oil and gas production activities (primarily in the United Kingdom sector of the North Sea). Since the adoption of the Strategic Plan, the following initiatives have been implemented:

  . Sun has begun conversions of its existing ATLANTIC (R) gasoline outlets to SUNOCO (R) and its SUNOCO FOOD MARKET (R) convenience stores to APLUS (R). These conversions are expected to be completed by year-end 1995.

  . Sun has acquired 23 gasoline outlets primarily in western Massachusetts and has secured a 12-year contract to supply 21 high-volume service stations along the Pennsylvania Turnpike.

  . Sun has reconfigured its Tulsa refinery and modified its Yabucoa, Puerto Rico refinery to emphasize lubricants manufacturing capability.

  . Sun has purchased a 126-mile crude oil pipeline in Ohio and Michigan which provides midwestern refineries, including Sun's Toledo refinery, access to Canadian crude oil.

  . Sun has essentially completed the withdrawal from oil and gas exploration activities outside of Canada and has sold certain exploration properties in the U.K. North Sea and production properties in Dubai.

  .  Sun has acquired additional oil producing interests in the U.K. North
     Sea.

  . Sun has reduced its ownership interest in Suncor Inc., the Company's Canadian petroleum subsidiary, from 68 percent to 55 percent. In addition, Suncor has converted to a more flexible and efficient truck-and-shovel method of mining oil sands.

  . Sun has completed the sale of its western U.S. coal operations and continues to actively pursue the sale of its remaining eastern U.S. coal and cokemaking operations.

  . Sun has significantly reduced its real estate portfolio and continues to actively pursue a program of controlled disposition of its remaining real estate investments.

  The Company was incorporated in Pennsylvania in 1971 and it or its predecessors have been active in the petroleum industry since 1886. Its principal executive offices are located at Ten Penn Center, 1801 Market Street, Philadelphia, PA 19103-1699.

  The following description summarizes Sun's principal business activities in a general manner, is not complete and is qualified in its entirety by reference to the descriptions contained in the documents incorporated in this Prospectus by reference (see "Incorporation of Certain Documents by Reference").

DOMESTIC REFINING AND MARKETING

  Sun manufactures and markets fuels, lubricants, and chemicals and transports crude oil and refined products in the United States. Sun owns and operates five domestic refineries with a total crude unit processing capacity of 777 thousand barrels daily, including the Philadelphia refinery ("Girard Point") acquired from Chevron U.S.A. Inc. ("Chevron") in August 1994 which has crude unit processing capacity of 177 thousand barrels daily. Sun's domestic refining and marketing operations are classified in the following business lines: Fuels, Lubricants, Chemicals and Logistics.

 Fuels

  Sun manufactures and sells petroleum products, including gasoline, distillates, jet fuel, residual fuel oil and asphalt to retail, wholesale, commercial and industrial customers and to the United States government.

  The refining operations of Sun's Fuels business are conducted at its Marcus Hook, Pennsylvania, Philadelphia, Pennsylvania (two adjacent facilities), and Toledo, Ohio refineries. Fuels are also produced at Sun's Tulsa, Oklahoma and Yabucoa, Puerto Rico refineries; however, those refineries emphasize the production of lubricants.

  Sun's U.S. branded fuels marketing operations consist of the sale of gasoline and middle distillates. Sun markets a full slate of retail gasoline products, including high-octane premium gasoline represented by Sunoco's ULTRA(R)94 and Atlantic's OPTIMA(R)93 grades, as well as several lower octane grades.

  Sun sells fuels (principally gasoline) through SUNOCO(R) and ATLANTIC(R) service stations and convenience stores. Virtually all of these stations are independently operated. The SUNOCO(R) outlets are located largely within an 18-state area in the Northeast and northern Midwest, with the greatest concentration in Connecticut, New Jersey, New York, Massachusetts, Pennsylvania, Rhode Island, Ohio and Michigan. The ATLANTIC(R) outlets are located principally in New York and Pennsylvania. As of December 31, 1993, Sun sold fuels through 4,442 service stations in the U.S. It is a leading supplier of fuels in the geographic area in which it operates. Sun is the sole service station operator on the New Jersey Turnpike, supplies 16 outlets on the New York Thruway, 16 outlets on the Ohio Turnpike, and 21 stations on the Pennsylvania Turnpike. Sun also sells branded fuels through its owned and operated SUNOCO FOOD MARKET(R) and APLUS(R) convenience stores.

  Sun is converting its ATLANTIC(R) stations to SUNOCO(R) stations and its SUNOCO FOOD MARKET(R) stores to APLUS(R) stores. Some of the ATLANTIC(R) locations are being converted to ULTRA SERVICE CENTER(R) stations. This strategy focuses Sun's market presence and capitalizes on the individual strengths of the SUNOCO(R), APLUS(R), and ULTRA SERVICE CENTERSM operations. As of September 30, 1994, approximately one-third of the planned 465 ATLANTIC(R) to SUNOCO(R) service station conversions and nearly half of the planned conversions of SUNOCO FOOD MARKET(R) to APLUS(R) have been completed.

 Lubricants

  Sun manufactures and markets a complete line of automotive and industrial lubricants, waxes and aromatic extracts. These lubricants are marketed directly to end-users and, through distributors, to a wide variety of domestic and foreign customers.

  As part of its Strategic Plan, Sun refocused its Tulsa and Yabucoa refineries toward the production of high-margin lubricants resulting in upgraded product yields. Lubricants are manufactured at the Tulsa and Puerto Rico refineries and are marketed under the SUNOCO (R) brand, as well as formulated and packaged for sale by other branded marketers under their labels. Sun has lube service centers located in the Marcus Hook and Tulsa refineries. These centers, supplied with base oils from the Puerto Rico and Tulsa refineries, blend and package lubricants for Sun and other branded marketers.

  Base lube oils manufactured by Sun are also sold to domestic or international third parties who manufacture their own finished automotive and industrial lubricants. In addition, Sun sells a line of specialty lube products such as horticultural and agricultural oils, aromatic and paraffinic rubbers oils, paper defoamers, asphalt recycling extracts, ink oils, textile oils and finished waxes.

 Chemicals

  Sun manufactures, distributes, and markets base and intermediate commodity petrochemicals, primarily light olefins (ethylene and propylene) and aromatics (benzene, toluene and xylenes). Petrochemicals are manufactured at Sun's Marcus Hook, Philadelphia, and Toledo refineries and at an ethylene oxide facility in Brandenburg, Kentucky. Since 1992, Sun's ethylene oxide production capacity has doubled to more than 200 million pounds per year. Sun is also a one-third partner in a joint venture formed to construct, own and operate an MTBE production facility in Mt. Belvieu, Texas. The construction of this facility, which has a designed capacity of 12,600 barrels of MTBE, is essentially completed and sustained start-up tests are underway.

  Sun's petrochemical products are distributed and sold on a worldwide basis. The majority of these sales are to manufacturers of intermediate products used in the production of rubber, plastics, detergents, agricultural chemicals and fibers. Significant volumes are also marketed to the solvents and fuels industries.

 Logistics

  Sun transports crude oil and refined petroleum products by pipeline to fifteen states in the eastern half of the United States. As of December 31, 1993, Sun had an interest in approximately 10,000 miles of pipeline which transport either crude oil or refined products. It also conducts terminalling operations in Nederland, Texas.

  Sun's crude oil systems, concentrated in the Midwest, transport crude oil gathered in Oklahoma, Texas, and Louisiana (as well as foreign crude from the Gulf Coast and Canada) to refiners or to local trade points. The refined product systems, located primarily in the Northeast, transport gasoline, jet fuel, diesel fuel, home heating oil and other products to customers ranging from Sun's fuels businesses to integrated petroleum companies, independent marketers and distributors.

  Sun's Nederland terminal provides in excess of ten million barrels of storage and daily throughput terminalling capacity of in excess of one million barrels. Its Gulf Coast location provides local and midwestern refiners access to foreign crude oil. The facility is a key link in the distribution system for United States government purchases and sales of crude oil for the Strategic Petroleum Reserve storage facilities in Texas and Louisiana.

INTERNATIONAL PRODUCTION

  Sun's production operations outside North America are focused on the production of existing proved reserves and on the acquisition of currently producing or near-term development assets primarily in the United Kingdom Sector of the North Sea.

  Sun has actively withdrawn from international exploration activities outside of Canada pursuant to the Strategic Plan. The withdrawal from exploration activities internationally has enabled Sun to enhance its operating profits in the near term, to reduce significantly its investment risk profile, and to position itself to make investments in currently producing properties and near-term development projects in the future as financially attractive opportunities are identified.

  As of December 31, 1993, outside North America, Sun had estimated proved reserves of approximately 30 million barrels of crude oil and condensate and approximately 109 billion cubic feet of natural gas. Outside North America, Sun's 1993 crude oil and condensate production averaged 27,200 barrels per day and its natural gas production averaged 56 million cubic feet per day.

CANADA (SUNCOR)

  Suncor Inc. ("Suncor") is Sun's 55 percent owned, vertically integrated Canadian petroleum subsidiary. Its operations consist of the exploration, production and marketing of conventional crude oil and natural gas, the production and marketing of synthetic crude oil from oil sands, and petroleum refining and marketing.

  Suncor's conventional crude oil and natural gas exploration and production activities are concentrated in western Canada, with increasing emphasis on natural gas. As of December 31, 1993, Suncor had approximately 30 million barrels of estimated proved reserves of conventional crude oil and condensate and approximately 492 billion cubic feet of estimated proved reserves of natural gas.

  Suncor produces synthetic crude oil by mining the Athabasca oil sands and upgrading the extracted bitumen at its plant located near Fort McMurray in northeastern Alberta. As of December 31, 1993, Suncor had approximately 231 million barrels of proved synthetic crude oil reserves.

  Suncor owns and operates a 70,000 barrel-per-day refinery located in Sarnia, Ontario which processes both synthetic and conventional crude oils. Gasoline, distillates, jet fuel, residual fuel oil, propane and asphalt are generally marketed under the SUNOCO (R) brand to retail, commercial and industrial customers primarily in Ontario and Quebec. Suncor also supplies these products to independent marketers. In addition, Suncor markets toluene, mixed xylenes and orthoxylenes in Canada, the United States and Europe through a petrochemicals marketing partnership with another Sun subsidiary.

                           PRICE RANGE AND DIVIDENDS

  The Company's Common Stock is prinicipally traded on the New York Stock Exchange, Inc. under the symbol "SUN." The following table shows the high and low sales prices of the Common Stock, as reported in the New York Stock Exchange Composite Transactions quotations, as well as the cash dividends paid per share for the periods indicated.

                                                         HIGH     LOW   DIVIDEND
                                                        ------- ------- --------
   1994
   Third Quarter....................................... $29 1/4 $25 7/8   $.45
   Second Quarter......................................  34 3/8  25 1/8    .45
   First Quarter.......................................  35 1/4  29 3/8    .45
   1993
   Fourth Quarter......................................  32 3/4  28 1/2    .45
   Third Quarter.......................................  28 7/8  23 7/8    .45
   Second Quarter......................................  27 1/8  22 1/4    .45
   First Quarter.......................................  30 1/4  24 1/2    .45
   1992
   Fourth Quarter......................................  28 1/2  22 1/2    .45
   Third Quarter.......................................  26 1/2  24 1/8    .45
   Second Quarter......................................  29 1/2  25        .45
   First Quarter.......................................  30 3/4  26 3/4    .45

  On November 2, 1994, the last reported sale price for the Common Stock, as reported in the New York Stock Exchange Composite Transactions quotations, was $31.50.

  The Company has paid cash dividends on a regular basis for many years. On October 6, 1994, the Company declared a dividend of $.45 per share of Common Stock, payable on December 9, 1994, to shareholders of record on November 10, 1994. The Company expects to continue to sustain the quarterly cash dividend at its current level.

  At September 30, 1994, there were approximately 53,000 record holders of the Common Stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Sun as of September 30, 1994. The capitalization table should be read in conjunction with the financial statements of the Company and its consolidated subsidiaries including the notes thereto, included in the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, which is incorporated by reference herein.

                                                          AT SEPTEMBER 30, 1994
                                                          ---------------------
                                                          (MILLIONS OF DOLLARS)
Short-Term Borrowings and Current Portion of Long-Term
 Debt....................................................        $  529
                                                                 ======
Long-Term Debt...........................................        $  984*
                                                                 ------
Stockholders' Equity
  Common Stock, $1 par value per share (Issued--
   129,458,083 shares)...................................           129
  Capital in excess of par value.........................         1,308
  Cumulative foreign currency translation adjustment.....           (70)
  Earnings employed in the business......................         1,579
  Less common stock held in treasury, at cost (22,581,809
   shares)...............................................        (1,021)
                                                                 ------
  Total Stockholders' Equity.............................         1,925
                                                                 ------
Total Stockholders' Equity and Long-Term Debt............        $2,909
                                                                 ======

- --------
* On November 1, 1994, the Company issued $150 million of 8 1/8 percent 5-year notes and $100 million of 9 percent 30-year debentures. The proceeds from these borrowings will be used to repay commercial paper as it matures. Accordingly, $250 million of commercial paper was classified as long-term debt at September 30, 1994.

                        SUMMARY OF FINANCIAL INFORMATION

  The following table represents selected financial data of Sun for the nine months ended September 30, 1994 and 1993 and for each of the last five years. Reference is made to the detailed information and financial statements available in the documents described above under "Incorporation of Certain Documents by Reference." The financial information for the nine months ended September 30, 1994 and 1993 and as of those dates is unaudited but, in the opinion of the Company, all adjustments necessary for a fair presentation have been made. All such adjustments are of a normal recurring nature except for the cumulative effect of changes in accounting principles discussed below. The results of operations for the nine months ended September 30, 1994 are not necessarily indicative of the results for the full year 1994.

  Prior to the fourth quarter of 1993, Sun Coal Company and Elk River Resources, Inc. and its subsidiaries (collectively, "Sun Coal") and Radnor Corporation ("Radnor") had been classified as discontinued operations in Sun's consolidated statements of income. In accordance therewith, results of operations of Sun Coal and Radnor subsequent to their measurement dates of December 31, 1992 and September 30, 1991, respectively, had been excluded from the consolidated statements of income. In November 1993, the Commission issued Staff Accounting Bulletin No. 93 which requires discontinued operations that have not been divested within one year of their measurement dates to be accounted for prospectively as investments held for sale. As a result, the results of operations for Sun Coal and Radnor for the fourth quarter of 1993 and subsequent periods have been included in income from continuing operations. In addition, the net assets and liabilities relating to Sun Coal and Radnor have been segregated on the consolidated balance sheets to separately identify them as investments in operations held for sale. The following financial data reflects this method of presentation (in millions of dollars, except per share amounts):

                                NINE
                            MONTHS ENDED
                            SEPTEMBER 30                 YEAR ENDED DECEMBER 31
                         ------------------    -------------------------------------------------
                          1994       1993       1993      1992        1991        1990    1989
                         -------    -------    ------    -------     -------     ------- -------
Sales and other
 operating revenue
 (including consumer
 excise taxes).......... $ 6,973    $ 6,918    $9,180    $10,445     $11,493     $12,573 $10,494
Income (loss) from
 continuing operations
 before provision
 (credit) for income
 taxes and cumulative
 effect of change in
 accounting
 principle(1)........... $   123(2) $   335(3) $  426(4) $  (432)(5) $  (108)(6) $   393 $   236
Net income (loss)
 (1)(7)(8).............. $    87(2) $   224(3) $  288(4) $  (559)(5) $  (387)(6) $   229 $    98
Net income (loss) per
 share.................. $   .81    $  2.10    $ 2.70    $ (5.26)    $ (3.65)    $  2.14 $   .92
Capital expenditures.... $   518(9) $   372    $  612    $   530     $   615     $   637 $   599

                         AT SEPTEMBER 30                   AT DECEMBER 31
                         ------------------    -------------------------------------------------
                          1994       1993       1993      1992        1991        1990    1989
                         -------    -------    ------    -------     -------     ------- -------
Total assets............ $ 6,635    $ 5,869    $5,900    $ 6,071     $ 7,017     $ 7,852 $ 7,647
Long-term debt.......... $   984    $   785    $  726    $   792     $   852     $   832 $   887
Stockholders' equity.... $ 1,925    $ 1,958    $1,984    $ 1,896     $ 2,696     $ 3,274 $ 3,254
Common stockholders'
 equity per share....... $ 18.01    $ 18.37    $18.60    $ 17.82     $ 25.41     $ 30.81 $ 30.46

- --------
(1) Includes impact of provisions for write-down of assets and other matters of $39 million ($22 million after tax) in the nine months ended September 30, 1994, $23 million ($12 million after tax) in the nine months ended September 30, 1993 and in the full year 1993, $745 million ($456 million after tax) in 1992, $156 million ($103 million after tax) in 1991 and $162 million ($103 million after tax) in 1989. (See Note 6 to the Consolidated Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, incorporated by reference herein.)
(2) Includes impact of gain on divestments of $49 million ($37 million after tax).
(3) Includes impact of gain on divestments of $148 million ($101 million after tax).
(4) Includes impact of gain on divestments of $174 million ($121 million after tax).
(5) Includes impact of gain on Iranian litigation settlement of $178 million ($117 million after tax).
(6) Includes impact of provision for environmental remediation work at various domestic refining and marketing sites of $118 million ($78 million after tax).
(7) Includes income (loss) from operations held for sale of $10 million for the nine months ended September 30, 1994 and $3, $19, $(257), $9 and $(12) million in 1993, 1992, 1991, 1990 and 1989, respectively. (See Note 4 to the Consolidated Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, incorporated by reference herein.)
(8) Includes impact of the cumulative effect of a change: in the method of accounting for postemployment benefits in the nine months ended September 30, 1994 ($7 million after tax charge); in the method of accounting for income taxes in the nine months ended September 30, 1993 and in the full year 1993 ($5 million tax benefit); in the method of accounting for postretirement health care and life insurance benefits in 1992 ($261 million after-tax charge); and in the method of accounting for refinery turnaround costs in 1990 ($30 million after-tax benefit). (See Note 7 to the Consolidated Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, incorporated by reference herein.)
(9) Excludes $151 million attributable to the purchase of the Girard Point refinery in Philadelphia and related inventory.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS--NINE MONTHS

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30
 EARNINGS PROFILE OF SUN BUSINESSES (AFTER TAX)    ------------------
                                                     1994      1993    VARIANCE
                                                   --------  --------  --------
                                                     (MILLIONS OF DOLLARS)
Fuels:
  Wholesale fuels................................. $    (56) $    (34)  $ (22)
  Branded marketing...............................       38        61     (23)
Lubricants:
  Lubes...........................................       50        42       8
  Related fuels...................................      (25)      (30)      5
Chemicals.........................................        9        12      (3)
Logistics.........................................       35        34       1
International production..........................       38        55     (17)
Canada (Suncor):*
  Exploration and production......................        4         4      --
  Oil sands.......................................       23        25      (2)
  Refining and marketing..........................        7         7      --
  Corporate expenses**............................       (4)       (5)      1
  Net financing expenses..........................       (3)       (2)     (1)
                                                   --------  --------   -----
    Total Canada (Suncor).........................       27        29      (2)
Corporate:
  Corporate expenses..............................      (16)      (12)     (4)
  Net financing expenses..........................      (22)      (19)     (3)
Income from operations held for sale:***
  Coal............................................        8        --       8
  Real estate.....................................        2        --       2
                                                   --------  --------   -----
                                                         88       138     (50)
Gain on sale of Suncor stock......................       --        19     (19)
Gain on divestment of exploration and production
 properties.......................................       28        74     (46)
Provision for write-down of assets and other mat-
 ters.............................................      (22)      (12)    (10)
Cumulative effect of change in accounting princi-
 ple+.............................................       (7)        5     (12)
                                                   --------  --------   -----
Consolidated net income........................... $     87  $    224   $(137)
                                                   ========  ========   =====

- --------
 * Sun reduced its ownership interest in Suncor from approximately 68 percent to 55 percent in May 1993.
 ** Includes consolidation adjustments.
*** Effective in the fourth quarter of 1993, coal and real estate operations are accounted for as investments held for sale. During the first nine months of 1993, as discontinued operations, earnings from these businesses were excluded from Sun's consolidated results of operations.
 + Consists of the impact of the cumulative effect of a change in the method of accounting for postemployment benefits in 1994 and a change in the method of accounting for income taxes in 1993.

 ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

  In the nine-month period ended September 30, 1994, Sun earned $87 million, or $.81 per share of common stock, compared with earnings of $224 million, or $2.10 per share for the first nine months of 1993. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun earned $88 million during the first nine months of 1994 compared to $138 million during the first nine months of 1993.

  Fuels--Results from Sun's domestic Fuels business, comprised primarily of the manufacturing and marketing of petroleum products in the northeastern U.S., declined from earnings of $27 million in the first nine months of 1993 to a loss of $18 million in the first nine months of 1994. Losses from Sun's northeastern U.S. Wholesale Fuels operations increased from $34 million in the first nine months of 1993 to $56 million in the first nine months of 1994. Income from Branded Marketing operations decreased from $61 million in the year-ago nine month period to $38 million in the first nine months of 1994.

  On August 4, 1994, the Company completed the acquisition of the 177,000 barrel-per-day Girard Point refinery and related inventory in Philadelphia from Chevron. (See Note 2 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein.) This refinery, which manufactures primarily gasoline, distillates and petrochemicals for distribution to wholesale and industrial customers, contributed $1 million in earnings to Wholesale Fuels results in the 1994 third quarter. (See also Chemicals below).

  Excluding activity from the Girard Point refinery, Wholesale Fuels results declined $23 million primarily due to higher refinery operating expenses ($12 million) caused largely by severe winter weather conditions in the northeastern United States during the first quarter of 1994, lower sales volumes ($6 million) and lower average wholesale fuels product margins ($9 million). Partially offsetting this decrease was a $5 million after-tax gain recognized in connection with the settlement of various inventory hedge contracts.

  In Branded Marketing, the $23 million decline was caused largely by higher operating and administrative expenses ($15 million), due in part to severe weather conditions in the 1994 first quarter, and to increased expenses related to the ongoing conversion of the ATLANTIC(R) brand to SUNOCO(R) and the upgrading of the SUNOCO(R) image. A three percent decline in branded gasoline sales volumes also contributed to the decrease in Branded Marketing earnings. The volume decline was caused primarily by the elimination of some marginal distributor accounts, Sun's 1993 withdrawal from areas supplied by the Tulsa Refinery and the severe wintertime driving conditions which reduced gasoline sales.

  Lubricants--Results from Sun's Lubricants business, comprised of the manufacturing, packaging and marketing of lubricants and specialty oil products as well as the related manufacturing and wholesale marketing of fuels produced at Sun's Tulsa and Puerto Rico refineries, increased $13 million over the first nine months of 1993. Income from sales of lubricant products was $50 million in the current nine-month period compared with $42 million in the first nine months of 1993. The favorable impact of 16 percent higher lubricants sales volumes ($24 million) was partially offset by lower average margins ($11 million), particularly for base oils, and higher operating expenses ($6 million) resulting primarily from increased refinery production levels. Losses from Related Fuels operations were $25 million during the first nine months of 1994, representing a $5 million improvement from the $30 million loss in the year-ago period. The improvement was due to higher margins on wholesale fuels products ($6 million) and higher sales volumes ($4 million), partially offset by higher operating expenses ($5 million) resulting primarily from increased refinery production levels.

  Chemicals--Income from Sun's domestic Chemicals business was $9 million in the first nine months of 1994 versus $12 million in the prior year period. The $3 million decrease in Chemicals results was due to lower sales volumes ($8 million) and higher operating expenses ($6 million) during the first nine months of 1994. Production curtailments at the Company's northeastern refineries during the first half of 1994 were largely responsible for the decline in sales volumes. Partially offsetting these negative factors were higher margins ($7 million) and a $4 million income contribution from the sale of petrochemicals produced at the Girard Point refinery.

  Logistics--Logistics (pipeline transportation and petroleum terminalling operations) income was $35 million in the first nine months of 1994 compared to $34 million in the year-ago period. The $1 million increase was due principally to improved operating performance.

  International Production--International Production earnings were $38 million in the first nine months of 1994 versus $55 million in the first nine months of 1993. The $17 million decline was due largely to lower crude oil prices ($9 million) and natural gas volumes ($5 million) and an increase in after-tax foreign exchange translation losses ($5 million). Partially offsetting these negative factors were a $2 million after-tax gain recognized on the redetermination of the Pickerill field in the U.K. North Sea and $2 million of after-tax income attributable to the acquisition of a 45 percent interest in Block 3/8A (Ninian and Columba fields) finalized in the 1994 third quarter. The favorable impact of higher North Sea crude oil production volumes, resulting in part from the Block 3/8A acquisition, was essentially offset by higher depreciation and cost and operating expenses.

  The average price received for Sun's international crude oil production was $15.50 per barrel in the first nine months of 1994 compared to $17.16 per barrel for the first nine months of 1993. Sun's average net production of crude oil was 26.7 thousand barrels daily during the first nine months of 1994 compared to average net production of 27.0 thousand barrels daily for the first nine months of 1993. The production decline is the result of the absence of volumes from properties located in Dubai which were sold in April 1993. Excluding the Dubai volumes, crude production increased 25 percent from the prior year first nine months due to improved operations, increased ownership interests in the Balmoral and Stirling fields in the U.K. North Sea and the added production from the Ninian field acquired in the 1994 third quarter.

  The average price received for Sun's international natural gas production was $2.95 per thousand cubic feet for the current nine-month period compared to $2.97 per thousand cubic feet in the first nine months of 1993. Sun's average net production of natural gas was 46 million cubic feet daily in the first nine months of 1994 compared to 55 million cubic feet daily in the 1993 period. The production decline was largely due to maintenance activities in the Thames and Hewett fields in the U.K. North Sea during 1994.

  Canada (Suncor)--Canadian exploration and production results were flat versus the year-ago nine-month period as lower operating and administrative expenses ($1 million) and higher natural gas prices ($2 million) were offset by lower crude oil prices ($1 million) and higher income tax expense ($2 million). Oil sands results decreased $2 million due to the absence of a $7 million after-tax gain from an insurance settlement recorded in the 1993 second quarter. Operationally, the favorable impact of higher synthetic crude oil production volumes ($14 million) was partially offset by a 7-percent decline in synthetic crude oil prices to $15.96 per barrel ($6 million). Synthetic crude oil production volumes increased 18 percent from 58.5 thousand barrels daily during the 1993 first nine months to 69.2 thousand barrels daily during the first nine months of 1994. The increase in production was due, in part, to modifications made to the oil sands plant's upgrader in 1993 and to a planned maintenance shutdown in April 1993, resulting in the stoppage of production until late May 1993. Canadian refining and marketing income was flat versus the year-ago nine month period as higher refined product volumes and margins were offset by higher administrative and tax expenses.

  Corporate--Corporate expenses increased $4 million in part due to higher administrative expenses. Net financing expenses were up $3 million versus the year-ago period due to the absence of a $3 million after-tax gain on the sale of an equity investment recognized in the first quarter of 1993.

  Income from Operations Held for Sale--For a discussion of Sun's coal and real estate operations held for sale, see Note 4 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein.

  Gain on Sale of Suncor Stock--In the second quarter of 1993, Sun recognized a $19 million after-tax gain, or $.18 per share of common stock, on the sale of
6.8 million shares of Suncor common stock. This sale reduced Sun's ownership interest in Suncor from approximately 68 percent to 55 percent.

  Gain on Divestment of Exploration and Production Properties--During the first nine months of 1994, Sun disposed of its interest in a North Sea exploration block and also sold its remaining interest in a Colombian oil field. An after-tax gain of $28 million, or $.26 per share of common stock, was recognized in connection with these sales. During the prior year nine-month period, Sun disposed of certain oil and gas producing properties located in Dubai and Canada and certain exploration properties located in the U.K. North Sea which previously were identified for divestment as part of the Company's 1992 restructuring plan. An after-tax gain of $74 million, or $.69 per share of common stock, was recognized in connection with these sales.

  Provision for Write-down of Assets and Other Matters--During the third quarter of 1994, Sun recorded a $22 million after-tax charge primarily attributable to a write-down to estimated net realizable value of its investment in coal operations held for sale. During the third quarter of 1993, Sun recorded a $12 million after-tax provision which included a $7 million after-tax charge associated with the restructuring of Suncor's refining and marketing business and a $5 million after-tax loss accrual related to the recoverability of the Company's remaining leasing and secured lending portfolio.

  Cumulative Effect of Change in Accounting Principle--For information concerning changes in accounting principles, see Note 7 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein.

 ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

  Sales and other operating revenue increased $55 million, or 1 percent, principally due to higher refined product sales volumes ($305 million) and an increase in consumer excise taxes ($199 million), partially offset by lower refined product sales prices ($286 million) and lower revenues from resales of purchased oil and refined products ($145 million). The $99 million decrease in gain on divestments is primarily due to the absence of pretax gains recognized in 1993 on the sales of Suncor stock ($30 million), oil and gas properties located in Dubai ($11 million) and Canada ($14 million), and certain exploration blocks in the U.K. North Sea ($80 million), partially offset by a $15 million pretax gain on the sale of Sun's interest in Block 16/12a in the U.K. North Sea recognized in the third quarter of 1994 and a $20 million pretax gain on the sale of Sun's remaining interest in a Colombian oil field recognized during the second quarter of 1994. Other income decreased $30 million primarily as a result of the absence of $23 million of pretax gains from insurance and litigation settlements recorded by Suncor in 1993.

  Cost of products sold and operating expenses decreased $126 million, or 3 percent, primarily due to lower resales of purchased oil and refined products ($147 million) and lower domestic crude oil and refined product acquisition costs ($20 million), partially offset by higher refinery operating expenses ($54 million). The increase in refinery operating expenses was primarily due to the severe winter weather conditions in the northeastern United States during the first quarter of 1994 and to operating expenses attributable to the Girard Point refinery acquired on August 4, 1994. Selling, general and administrative expenses increased $47 million, or 10 percent, primarily due to higher expenses in Sun's domestic refining and marketing operations ($37 million). This increase was due in part to higher distribution and operating expenses caused by the severe winter weather in the northeastern United States during 1994 and to increased expenses associated with the conversion of the Atlantic brand to Sunoco and the upgrading of the Sunoco image. Taxes, other than income taxes increased $191 million, or 13 percent, due to higher consumer excise taxes ($199 million). Depreciation, depletion and amortization increased $5 million, or 2 percent, primarily as a result of increased crude oil production in the U.K. North Sea. For a discussion of the provision for write-down of assets and other matters recorded in 1994 and 1993, see Note 6 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein. Interest cost and debt expense increased $4 million, or 6 percent, due to higher average short-term borrowings, partially offset by a lower borrowing position at Helios Capital Corporation, Sun's leasing subsidiary. For a discussion of the cumulative effect of change in accounting principle, see Note 7 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein.

RESULTS OF OPERATIONS--THREE MONTHS

                                                  THREE MONTHS ENDED
                                                     SEPTEMBER 30
 EARNINGS PROFILE OF SUN BUSINESSES (AFTER TAX)   --------------------
                                                    1994       1993     VARIANCE
                                                  ---------  ---------  --------
                                                     (MILLIONS OF DOLLARS)
Fuels:
  Wholesale fuels...............................  $     (23) $      (3)   $(20)
  Branded marketing.............................         25         29      (4)
Lubricants:
  Lubes.........................................         19          9      10
  Related fuels.................................        (10)        (9)     (1)
Chemicals.......................................         10          3       7
Logistics.......................................         12         10       2
International production........................         16         19      (3)
Canada (Suncor):
  Exploration and production....................          1          2      (1)
  Oil sands.....................................         14         13       1
  Refining and marketing........................          3          4      (1)
  Corporate expenses*...........................         (2)        (2)     --
  Net financing expenses........................         (1)        (1)     --
                                                  ---------  ---------    ----
    Total Canada (Suncor).......................         15         16      (1)
Corporate:
  Corporate expenses............................         (7)        (4)     (3)
  Net financing expenses........................         (8)        (9)      1
Income from operations held for sale:**
  Coal..........................................          6         --       6
  Real estate...................................         --         --      --
                                                  ---------  ---------    ----
                                                         55         61      (6)
Gain on divestment of exploration and production
 properties.....................................         15         65     (50)
Provision for write-down of assets and other
 matters........................................        (22)       (12)    (10)
                                                  ---------  ---------    ----
Consolidated net income.........................  $      48  $     114    $(66)
                                                  =========  =========    ====

- --------
 * Includes consolidation adjustments.
** Effective in the fourth quarter of 1993, coal and real estate operations are accounted for as investments held for sale. During the first nine months of 1993, as discontinued operations, earnings from these businesses were excluded from Sun's consolidated results of operations.

 ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

  In the three-month period ended September 30, 1994, Sun earned $48 million, or $.45 per share of common stock, compared with earnings of $114 million, or $1.07 per share for the third quarter of 1993. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun earned $55 million during the third quarter of 1994 compared to income of $61 million during the third quarter of 1993.

  Fuels--Sun's domestic Fuels business recorded income of $2 million in the third quarter of 1994 versus income of $26 million in the third quarter of 1993. Losses from Wholesale Fuels operations were $23 million in the current quarter compared with a loss of $3 million in the third quarter of 1993. Income from Branded Marketing operations decreased from $29 million in the year-ago quarter to $25 million in the third quarter of 1994.

  Wholesale Fuels results for the current quarter include $1 million of after-tax income from operations at Sun's Girard Point refinery acquired from Chevron on August 4, 1994 (see Chemicals below and Note 2 to the condensed consolidated financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein).

  Excluding results of operations from the Girard Point refinery, Wholesale Fuels results declined due to lower margins ($20 million) across most products, particularly wholesale gasoline, middle distillates and asphalt, and lower sales volumes ($3 million). Partially offsetting this decrease was a $5 million after-tax gain recognized in connection with the settlement of various inventory hedge contracts.

  In Branded Marketing, the $4 million decline was caused largely by higher selling, general and administrative expenses ($5 million). Branded gasoline sales volumes declined four percent versus the year-ago quarter due primarily to Sun's strategy of eliminating marginal distributor accounts. The impact of these lower volumes on net income was minimal.

  Lubricants--Results from Sun's Lubricants business increased $9 million from the 1993 third quarter. Income from sales of lubricant products was $19 million in the current quarter, an increase of $10 million from the year-ago quarter. The improvement was due to 16 percent higher sales volumes ($15 million), particularly for base oils, partially offset by lower margins ($2 million). Lubes production at Sun's Tulsa and Puerto Rico refineries averaged 20,700 barrels a day, an increase of nearly 60 percent from the 1993 third quarter, when there was a scheduled maintenance shutdown at Puerto Rico. Losses from Related Fuels operations were $10 million during the third quarter of 1994, representing a $1 million increase in the 1993 third quarter loss of $9 million. A decline in margins on middle distillates was largely offset by improved refinery operations at Sun's Puerto Rico and Tulsa refineries.

  Chemicals--Sun's domestic Chemicals business earned $10 million in the 1994 third quarter, compared with income of $3 million in the third quarter of 1993. Higher aromatics and propylene margins ($8 million) were partially offset by lower sales volumes ($3 million) and higher operating expenses ($3 million). New chemicals production resulting from the acquisition of the Girard Point refinery also contributed $4 million to the improved earnings.

  Logistics--Logistics income was $12 million, an increase of $2 million versus the year-ago quarter, due principally to improved operating performance.

  International Production--International Production earnings were $16 million in the current quarter versus $19 million in the third quarter of 1993. The $3 million decline in earnings was due largely to lower natural gas prices and volumes ($2 million), the absence of certain tax benefits recorded in the prior year third quarter ($5 million) and an increase in after-tax foreign exchange translation losses ($2 million). Partially offsetting these negative factors were a $2 million after-tax gain from the redetermination of the Pickerill field in the U.K. North Sea and $2 million of after-tax income from the Ninian field recognized in the third quarter of 1994.

  The average price received for Sun's international crude oil production was $16.96 per barrel in the third quarter of 1994 compared to $16.89 per barrel for the third quarter of 1993. Sun's average net production of crude oil was
29.9 thousand barrels daily during the third quarter of 1994 compared to average net production of 25.2 thousand barrels daily for the third quarter of 1993. This increase reflects the added production from the Ninian field which averaged approximately eight thousand net barrels daily during the quarter. When fully developed, production from the acquired block is expected to exceed 11 thousand net barrels of crude oil per day. Production declines at the Balmoral field due to scheduled maintenance partially offset the added volumes associated with the Ninian field.

  The average price received for Sun's international natural gas production was $3.16 per thousand cubic feet for the current quarter compared to $3.67 per thousand cubic feet in the 1993 third quarter. Sun's average net production of natural gas was 31 million cubic feet daily in the current quarter of 1994 compared to 35 million cubic feet daily in the third quarter of 1993.

  Canada (Suncor)--Canadian exploration and production results decreased $1 million, as higher income tax expense ($2 million) was partially offset by an increase in natural gas production volumes ($1 million). Oil sands results increased $1 million as the impact of higher synthetic crude oil prices ($3 million) and production volumes ($2 million) was largely offset by the absence of a $3 million after-tax gain from an insurance settlement received in the third quarter of 1993. Synthetic crude oil production volumes increased 2 percent to 72.7 thousand barrels daily during the third quarter of 1994. Canadian refining and marketing income decreased $1 million, as higher refined product sales volumes ($1 million) were more than offset by increased administrative ($1 million) and tax ($1 million) expenses.

  Income from Operations Held for Sale--For a discussion of Sun's coal and real estate operations held for sale, see Note 4 to the condensed consolidated financial statements in the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 1994, incorporated by reference herein.

  Gain on Divestment of Exploration and Production Properties--During the third quarter of 1994, Sun disposed of its interest in U.K. North Sea exploration Block 16/12a which resulted in an after-tax gain of $15 million, or $.14 per share of common stock. During the third quarter of 1993, Sun completed the sales of certain exploration properties in the U.K. North Sea and crude oil producing properties in Canada. In connection with these sales, Sun recognized an after-tax gain of $65 million, or $.61 per share of common stock.

  Provision for Write-down of Assets and Other Matters--See "Analysis of Earnings Profile of Sun Businesses--Provision for Write-down of Assets and Other Matters" under "Results of Operations--Nine Months" for a discussion of the $22 and $12 million after-tax provisions for write-down of assets and other matters recorded in the third quarters of 1994 and 1993, respectively.

 ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

  Sales and other operating revenue increased $426 million, or 19 percent, principally due to higher refined product sales volumes ($251 million) and prices ($55 million), an increase in consumer excise taxes ($72 million) and higher revenues from resales of purchased oil and refined products ($26 million). The $67 million decrease in gain on divestments is primarily due to the absence of a pretax gain recognized in 1993 on the sale of certain exploration blocks in the U.K. North Sea ($80 million), partially offset by a pretax gain recognized in 1994 on the sale of exploration Block 16/12a in the U.K. North Sea ($15 million). Other income decreased $18 million in part due to the absence of various insurance and litigation settlements recorded by Suncor in the 1993 third quarter.

  Cost of products sold and operating expenses increased $329 million, or 24 percent, primarily due to higher domestic crude oil and refined product acquisition costs ($264 million), higher refinery operating expenses ($27 million) and higher resales of purchased oil and refined products ($23 million). The increase in product acquisition costs and refinery operating expenses was primarily attributable to the acquisition of the Girard Point refinery on August 4, 1994. Selling, general and administrative expenses increased $16 million, or 10 percent, primarily due to higher expenses in Sun's domestic refining and marketing operations ($18 million). Taxes, other than income taxes increased $82 million, or 16 percent, primarily due to higher consumer excise taxes ($72 million). Interest cost and debt expense increased $6 million, or 32 percent, due to higher average short-term borrowings.

FINANCIAL CONDITION

 CASH AND WORKING CAPITAL

  At September 30, 1994, Sun had cash and cash equivalents of $142 million compared to $118 million at December 31, 1993 and had a working capital deficit of $265 million versus a working capital deficit of $228 million at December 31, 1993. Sun's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting to a significant portion of the inventories reflected in the condensed consolidated balance sheet. The current replacement cost of all such inventories exceeds the carrying value at September 30, 1994, by approximately $425 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital provide adequate support for its ongoing operations.

 CASH GENERATION AND FINANCIAL CAPACITY

  In the first nine months of 1994, Sun's net cash provided by operating activities ("cash generation") was $85 million compared to $168 million in the first nine months of 1993. The $83 million decrease in cash generation is largely due to a $50 million decline in income before special items and a $44 million increase in working capital uses pertaining to operating activities. Divestment activities also have enhanced Sun's cash flow and liquidity. During the first nine months of 1994 and 1993, proceeds from divestments totalled $65 and $317 million, respectively.

  Management believes that cash generation will be sufficient to satisfy Sun's future ongoing cash requirements to sustain the current cash dividend, pursue its capital program and fulfill its financing obligations. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from divestment and financing activities. In addition, Sun's capital spending levels may be adjusted in response to changes in cash generation as a portion of capital spending is discretionary in nature.

  In the event that cash generation is insufficient to satisfy near-term cash requirements, the Company has access to $500 million of short-term financing for operations in the form of commercial paper and revolving credit agreements from commercial banks. The Company also has access to short-term financing under non-committed money market facilities and a $50 million confirmed line of credit. In addition, Suncor has a revolving term credit facility available for its own use aggregating $298 million.

  The following table sets forth Sun's total borrowings (in millions of dollars) at:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1994          1993
                                                      ------------- ------------
   Short-term borrowings:
     Commercial paper................................    $  200         $ 50
     Confirmed line of credit........................        50           --
     Non-committed money market facilities...........       180           60
                                                         ------         ----
                                                            430          110
                                                         ------         ----
   Current portion of long-term debt.................        99           26
                                                         ------         ----
   Long-term debt:
     Commercial paper................................       250*          --
     Suncor revolving term credit....................         3           91
     Other...........................................       731          635
                                                         ------         ----
                                                            984          726
                                                         ------         ----
   Total borrowings..................................    $1,513         $862
                                                         ======         ====

- --------
* On November 1, 1994, the Company issued $150 million of 8 1/8 percent 5-year notes and $100 million of 9 percent 30-year debentures. The proceeds from these borrowings will be used to repay commercial paper as it matures. Accordingly, $250 million of commercial paper was classified as long-term debt at September 30, 1994.

  The $651 million increase in total borrowings was largely used to fund a portion of Sun's significant capital program ($669 million, including $151 million attributable to the acquisition of the Girard Point refinery) and the increase in inventory levels during the first nine months of 1994. Sun expects to reduce its inventory levels during the fourth quarter of 1994.

  As of September 30, 1994, Sun's long-term debt to long-term capitalization ratio was 33.8 percent. As indicated by this ratio, management believes that Sun has substantial long-term borrowing capacity which is available to pursue strategic and other operational investment opportunities as they arise.

                              SELLING SHAREHOLDERS

  The following table sets forth (a) the number and percentage of outstanding shares of Common Stock (i) owned by each of the Selling Shareholders immediately prior to this offering, and (ii) to be owned by the Selling Shareholders assuming completion of this offering, and (b) the number of shares of Common Stock to be sold by the Selling Shareholders pursuant to this offering:

                                                    BENEFICIAL                  BENEFICIAL
                                                 OWNERSHIP PRIOR   SHARES TO  OWNERSHIP AFTER
                                                   TO OFFERING    BE SOLD (3)  OFFERING (3)
  NAME AND ADDRESS OF                            ---------------- ----------- ---------------
  BENEFICIAL OWNER (1)                             SHARES   %(2)                SHARES   %(2)
  --------------------                           ---------- -----             ---------- ----
The Pew Memorial Trust.........................  15,326,747 14.34  5,192,000  10,134,747 9.48
The J. Howard Pew Freedom Trust................   3,611,942  3.38  1,224,000   2,387,942 2.23
The Mabel Pew Myrin Trust......................   2,056,581  1.92    696,000   1,360,581 1.27
The J. N. Pew, Jr. Charitable Trust............   1,831,825  1.71    624,000   1,207,825 1.13
The Medical Trust (4)..........................     790,649  0.74    264,000     526,649 0.49

- --------
(1)The Glenmede Trust Company, a trust company without banking powers, organized under the laws of the Commonwealth of Pennsylvania and located at One Liberty Place, 12th Floor, 1650 Market Street, Philadelphia, Pennsylvania 19103 ("Glenmede"), in its fiduciary capacity as trustee or co-trustee, is the beneficial owner of all of the Common Stock owned by the Selling Shareholders. As of October 31, 1994, Glenmede, in its fiduciary capacity for other trusts and estates, is the beneficial owner of additional shares of Common Stock, none of which are being sold in this offering (Glenmede owns no shares of Common Stock for its own account). Of such additional shares of Common Stock, Glenmede has sole voting power as to 237,092 shares (constituting 0.22% of the outstanding shares of Common Stock), shared voting power as to 520,638 shares (constituting 0.49% of the outstanding shares of Common Stock), sole investment power as to 103,317 shares (constituting 0.10% of the outstanding shares of Common Stock) and shared investment power as to 703,371 shares (constituting 0.66% of the outstanding shares of Common Stock). The foregoing percentages assume 106,876,274 shares of outstanding Common Stock.
(2)Assumes 106,876,274 shares of outstanding Common Stock.
(3)Does not give effect to the possible exercise of the Underwriters' over-allotment option. Pursuant to such over-allotment option, if exercised in full, the Selling Shareholders will sell an aggregate of 1,200,000 additional shares of Common Stock to be allocated amongst the various Selling Shareholders ratably in proportion to the number of shares of Common Stock set forth opposite their respective names in the above table under the caption "Shares to be Sold."
(4)Francis M. Richards, Jr. is the co-trustee with Glenmede and, as a result, has shared voting and investment power along with Glenmede with respect to the shares of Common Stock owned by The Medical Trust.

  Upon the completion of the offering (without giving effect to the possible exercise of the Underwriters' over-allotment option), the Selling Shareholders will retain ownership of 15,617,744 shares of Common Stock (the "Retained Shares"), all of which will be deemed to be "restricted" securities (as defined in Rule 144 promulgated under the Act) if they are held by an affiliate of the Company. Glenmede, who is currently an affiliate of the Company, is deemed to be the beneficial owner of the Retained Shares and, accordingly, the

Retained Shares are restricted securities. All of the Retained Shares may be sold publicly in the future only if such shares of Common Stock are sold pursuant to an effective registration statement under the Act or in compliance with Rule 144. In general, Rule 144 provides that any person, including an "affiliate," as that term is defined below, who has owned shares beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of such class of securities during the four calendar weeks immediately preceding such sale, and (ii) one percent of the number of outstanding shares of such class, provided that certain other conditions are met, including the availability of current public information concerning the Company and the filing of a notice of sale. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company, and who has beneficially owned shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer.

  Notwithstanding the foregoing, the Selling Shareholders have agreed that they will not, without the prior consent of Morgan Stanley & Co. Incorporated, sell, contract to sell, or otherwise dispose of any Retained Shares for a period of 90 days after the date of this Prospectus (the "Lock-up Period"). In addition, the Selling Shareholders have advised the Company that they have no current plan to sell or dispose of any of the Retained Shares upon the expiration of the Lock-up Period. However, Glenmede, in the exercise of its fiduciary duties as trustee or co-trustee of each of the Selling Shareholders, will evaluate and determine, from time to time, whether to continue to hold or sell any or all of the Retained Shares after expiration of the Lock-up Period. Such determination will be made based upon the needs of a particular Selling Shareholder and the market conditions existing at the time.

                                 CAPITAL STOCK

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, $1 par value, of which 106,876,274 shares were outstanding on September 30, 1994 and 15,000,000 shares of Cumulative Preference Stock without par value, none of which are outstanding.

COMMON STOCK

  All shares of Common Stock presently outstanding are duly authorized, fully paid and nonassessable. Holders of the Common Stock are entitled to one vote per share on any matter submitted to the stockholders and do not have cumulative voting rights. The Common Stock is not redeemable or convertible and the holders of Common Stock do not have any pre-emptive right to purchase securities of the Company. Upon dissolution of the Company, the holders of Common Stock are entitled to receive ratably all of the assets, if any, which remain legally available for distribution to the Company's stockholders after the liquidation preferences of the Company's Preference Stock, if any, have been satisfied in full. Subject to the prior dividend rights of the holders of any Preference Stock, the holders of the Common Stock outstanding from time to time are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor.

PREFERENCE STOCK

  The Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to 15,000,000 shares of Preference Stock in one or more series and to determine the designations, preferences, dividend rates, liquidation rights, voting rights, conversion rights, redemption rights, sinking funds, stated value and such other provisions as may be determined by the Board of Directors pursuant to Pennsylvania law. However, each share of Preference Stock may not be converted into more than one share of Common Stock (as adjusted pursuant to certain events) or entitle the holder thereof to more than one vote.

  The Company's Articles of Incorporation provide that all shares of the same series of Preference Stock shall be identical with each other share of such series in all respects except that shares of any one series issued at different times may differ as to the date from which dividends shall be cumulative. Holders of any shares of Preference Stock shall rank in priority to holders of Common Stock or any other junior class or classes of stock with respect to the receipt of cash dividends, and no dividends shall be paid to any other such holder before the Preference Stock holders have received any cash dividends to which they may be entitled. In the event of any liquidation, dissolution or winding up of the Company, Preference Stock shall rank in priority to Common Stock or any other capital stock of the Company.

  Absent the approval of 66 2/3% of the number of shares of outstanding Preference Stock, the Company may not create a prior class of stock, or take certain actions which would alter or change the preferences, special rights or powers, or the number of authorized shares of Preference Stock. The Company retains the right to redeem any series of Preference Stock in whole or in part, at the option of the Board of Directors subject to certain conditions set forth in the Company's Articles of Incorporation, and upon any such redemption, such shares have the status of authorized and unissued shares.

PROCEDURES WITH RESPECT TO CERTAIN BUSINESS COMBINATIONS

  Under the Company's Articles of Incorporation, a business combination or other specified transaction entered into with a holder (with certain exceptions) of more than 10% of the voting stock of the Company (a "Related Person") must either (i) be approved by a vote of the holders of not less than 75% of the outstanding shares of the Company's voting stock held by stockholders other than the Related Person; (ii) be approved by two-thirds of the members of the Board of Directors not affiliated with the Related Person; or (iii) satisfy certain minimum price criteria and procedural requirements with respect to the remaining stockholders.

QUALIFYING SHAREHOLDER STATUS

  Glenmede, as a "qualifying shareholder" under the Pennsylvania General Associations Act of 1988, has the right to call a special meeting of the Company's shareholders and the right to propose amendments to the Company's Articles of Incorporation. Upon the completion of this offering, Glenmede will no longer be a "qualifying shareholder" under the Pennsylvania General Associations Act of 1988 and neither Glenmede nor any other shareholder of the Company shall be entitled to exercise the rights referred to in this paragraph. The Company's Board of Directors has approved for submission to the Company's shareholders at the Company's next regular annual meeting of shareholders an amendment to the Company's Articles of Incorporation that would provide these rights to any holder of 10% or more of the Company's outstanding voting stock. Following the completion of the offering, Glenmede will beneficially own in excess of 10% of the Company's outstanding voting stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level).

Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such permanent establishment (if a tax treaty applies) and so treated as effectively connected income will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) and will generally be subject to United States federal income tax on a net income basis at the applicable graduated individual or corporate rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the 30 percent branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits except to the extent an applicable tax treaty otherwise provides). The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. Treasury Regulations proposed in 1984, if finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would be required to contain the holder's name, address and other pertinent information subject to a de minimis payment exception and an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof. Under current regulations, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these reports also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

  Sale or Exchange of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;
(ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign tax equal to at least 10%), or (b) the gain from the disposition is attributable to an office or fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" as defined for U.S. federal income tax purposes and the Non-U.S. Holder held, at any time during the five year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock (assuming that the Common Stock is regularly traded on an established securities market). The Company believes that it may be a U.S. real property holding corporation.

  Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in such individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. Under current United States federal income tax law, backup withholding (which generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to payments of actual and certain constructive dividends. Backup withholding and information reporting requirements will generally not apply to dividends paid on Common Stock to Non-U.S. Holders to which the Company is required to withhold at a 30 percent rate or, if applicable, a lower treaty rate, as described under "-- Dividends."

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury, among other things, as to its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.- related person is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The backup withholding and information reporting rules are currently under review by the United States Treasury Department and Internal Revenue Service, and their application to the shares of Common Stock is subject to change. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

  A Non-U.S. Holder generally may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Selling Shareholders have agreed to sell to them, the number of shares of Common Stock set forth opposite the names of each Underwriter below.

                                                                        NUMBER
                                    NAME                               OF SHARES
                                    ----                               ---------
        Morgan Stanley & Co. Incorporated.............................
        CS First Boston Corporation...................................
        Smith Barney Inc. ............................................
                                                                       ---------
          Total....................................................... 8,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession of not in
excess of $    per share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain dealers.

  Pursuant to the Underwriting Agreement, the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,200,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  Except with respect to the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the Common Stock in any country or jurisdiction where action for that purpose is required. Accordingly, the Common Stock may not be offered, sold or delivered, directly or indirectly, and neither this document or other offering material may be distributed or published in any other such country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations and the Underwriters have represented that all offers, sales and deliveries by them will be made on these terms.

  The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus, other than (i) any shares of Common Stock issuable pursuant to the exercise of stock options, warrants or other convertible securities and outstanding on the date of this Prospectus, (ii) options and similar instruments granted to employees of the Company to acquire Common Stock and other interests in shares of

Common Stock, in each case granted pursuant to the Company's employee benefit plans or (iii) shares issued pursuant to the Company's Dividend Reinvestment Plan. The Selling Shareholders, as holders of 14,417,744 shares of Common Stock (after the consummation of this offering and assuming the exercise of the over-allotment option by the Underwriters) have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated.

  The Company, the Selling Shareholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including civil liabilities under the Federal securities laws. In the view of the Commission, indemnification for liabilities arising under the Federal securities laws is against public policy and is, therefore, unenforceable.

  The Underwriters and /or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to the Company in the ordinary course of business for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses.

                                 LEGAL OPINIONS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Jack L. Foltz, Esq., Vice President and General Counsel of the Company or Jonathan C. Waller, Esq., Assistant General Counsel of the Company; certain legal matters will be passed on for the Selling Shareholders by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania; and certain matters will be passed on for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely upon the opinion of Mr. Foltz or Mr. Waller, as the case may be, as to all matters of Pennsylvania law. Mr. Foltz and Mr. Waller, in their respective capacities as Vice President and General Counsel and Assistant General Counsel of the Company, participate in various employee benefit plans offered by the Company and in connection with certain of such benefit plans receive Common Stock and options to purchase Common Stock. Pepper, Hamilton & Scheetz from time to time has provided legal services to the Company. Richard
C. Sorlein, Esq., "of counsel" to Pepper, Hamilton & Scheetz, is a stockholder of the parent corporation of Glenmede.

                                    EXPERTS

  The consolidated balance sheets of Sun at December 31, 1993 and 1992, the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993, and the financial statement schedules included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the reports (which include an explanatory paragraph regarding the Company's change in method of accounting for income taxes in 1993, the Company's change in method of accounting for the cost of postretirement health care and life insurance benefits in 1992 and the Company's change in method of accounting for the cost of crude oil and refined product inventories of Suncor Inc., the Company's Canadian subsidiary in 1991) of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

                         [LOGO OF SUNOCO APPEARS HERE]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Registrant estimates that the expenses of the distribution of the securities being registered, other than underwriting discounts and commissions, will be:

   Registration Fee--Securities and Exchange Commission................ $100,132
   Legal Fees and Expenses of Counsel to Registrant....................   15,000
   Legal Fees and Expenses of Counsel to Selling Shareholders..........   25,000
   Accounting Fees and Expenses........................................    6,000
   Printing Expenses...................................................   75,000
   Blue Sky Fees and Expenses (including counsel fees).................   15,000
   Miscellaneous.......................................................   15,000
                                                                        --------
     Total............................................................. $251,132
                                                                        ========

  The Selling Shareholders have agreed to reimburse the Registrant for 50 percent of the fees and expenses incurred by the Registrant in connection with the offering other than (i) legal fees and expenses of counsel to the Registrant, as to which the Registrant shall be solely responsible, and (ii) legal fees and expenses of counsel to the Selling Shareholders, as to which the Selling Shareholders shall be solely responsible.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Pennsylvania Business Corporation Law variously empowers or requires Sun Company, Inc. ("Corporation") under specified circumstances, to indemnify officers, directors and other persons against expenses incurred in connection with any action, suit or proceeding, civil or criminal, to which such person is a party or is threatened to be made a party.

  Article VII of the Corporation's Bylaws provides as follows:

  ARTICLE VII: INDEMNIFICATION

  GENERAL

    Section 1. The Corporation shall pay on behalf of any individual who is or was a Director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as Director, officer, trustee, fiduciary, employee or agent of any other domestic or foreign corporation or partnership, joint venture, sole proprietorship, trust or other enterprise, or who is or was serving as a fiduciary with respect to any employee benefit plan as a result of his employment by, or service as a Director of, the Corporation ("Indemnified Person") all expenses, including attorneys' fees and disbursements, incurred by such person in the defense or settlement of any civil, criminal, administrative or arbitrative proceeding pending, threatened or completed against such person by reason of his being or having been such Indemnified Person, and shall indemnify such person against amounts paid or incurred by him in satisfaction of settlements, judgments, fines, and penalties in connection with any such proceeding, including any proceeding by or in the right of the Corporation, except where such indemnification is expressly prohibited by applicable law or where the acts or failures to act of the Indemnified Person constitute willful misconduct, self-dealing or recklessness. The foregoing right to payment and to indemnification shall not be exclusive of other rights to which such person may be entitled as a matter of law or otherwise.

  AGREEMENTS FOR INDEMNIFICATION AND FUNDING

    Section 2. The Corporation is authorized, but not required, to enter into agreements for indemnification with any Indemnified Person, however, failure to enter into such agreements shall not in any way limit the rights of such Indemnified Persons hereunder. The Corporation may, in addition to the foregoing, create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner its indemnification obligations.

  EXPENSES

    Section 3. Expenses incurred by a Director, officer, employee or agent in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation.

  DISPUTES

    Section 4. Any dispute related to the right to indemnification of or advancement of expenses to Indemnified Persons as provided under this Article, except with respect to indemnification for liabilities arising under the Securities Act of 1933 which the Corporation has undertaken to submit to a court for adjudication, shall be decided only by arbitration in accordance with the commercial arbitration rules then in effect of the American Arbitration Association.

  The Corporation has obtained Executive Liability Coverage and Executive Indemnification Coverage covering all claims during the policy period in an aggregate amount up to $100,000,000. The Executive Liability portion of this policy protects all directors and officers of the Corporation and its subsidiaries. This section of the policy provides protection for losses arising from any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted or allegedly committed or attempted by such persons in the discharge or their duties as directors and officers for which the director or officer is not indemnified by the Corporation. The Executive Indemnification portion of the policy protects the Corporation (subject to several limitations and exceptions) against losses for which it grants indemnification as permitted or required by law.

ITEM 16. EXHIBITS

  1   Form of Underwriting Agreement.
  4.1 Articles of Incorporation of Sun Company, Inc., as restated and amended
      (incorporated by reference to Exhibit 4.5 to Registrant's Registration
      Statement on Form S-3 (Registration No. 33-53717)).
  4.2 Sun Company, Inc. Bylaws, as restated and amended (incorporated by reference to Exhibit 4.6 to Registrant's Registration Statement on Form
      S-3 (Registration No. 33-53717)).
  5   Opinion of Jack L. Foltz, Esq., Vice President and General Counsel of the
      Company or Jonathan C. Waller, Esq., Assistant General Counsel of the
      Company (to be filed by amendment).
 11   Statements re Sun Company, Inc. and Subsidiaries Computation of Per Share
      Earnings for the Nine Months Ended September 30, 1994 and 1993 and for
      the Years Ended December 31, 1993, 1992, 1991, 1990 and 1989
      (incorporated by reference to Exhibit 11 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and to Exhibit 11 to Registrant's Annual Reports on Form 10-K for the fiscal years ended
      December 31, 1993 and 1991).
 23.1 Consent of Jack L. Foltz, Esq.
 23.2 Consent of Jonathan C. Waller, Esq., Assistant General Counsel of the
      Company.
 23.3 Consent of Independent Accountants.
 24   Power of Attorney.

ITEM 17. UNDERTAKINGS

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHILADELPHIA AND COMMONWEALTH OF PENNSYLVANIA ON THIS 3RD DAY OF NOVEMBER, 1994.

                                          Sun Company, Inc.

                                                 /s/ Robert M. Aiken, Jr.
                                          By __________________________________
                                                   ROBERT M. AIKEN, JR.
                                                SENIOR VICE PRESIDENT AND
                                                 CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY OR ON BEHALF OF THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 3RD DAY OF NOVEMBER, 1994.

             SIGNATURES                        TITLES
             ----------                        ------


        Robert M. Aiken, Jr.            Senior Vice President and Chief
- -------------------------------------    Financial Officer (Principal Financial
        ROBERT M. AIKEN, JR.             Officer)



         Robert H. Campbell*            Chairman, Chief Executive Officer,
- -------------------------------------    President and Director (Principal
         ROBERT H. CAMPBELL              Executive Officer)



        Raymond E. Cartledge*           Director
- -------------------------------------
        RAYMOND E. CARTLEDGE



        Richard L. Cartlidge*           Comptroller (Principal Accounting
- -------------------------------------    Officer)
        RICHARD L. CARTLIDGE



         Robert E. Cawthorn*            Director
- -------------------------------------
         ROBERT E. CAWTHORN



           Mary J. Evans*               Director
- -------------------------------------
            MARY J. EVANS



         Thomas P. Gerrity*             Director
- -------------------------------------
          THOMAS P. GERRITY

             SIGNATURES                        TITLES
             ----------                        ------

          James G. Kaiser*              Director
- -------------------------------------
           JAMES G. KAISER

         Thomas W. Langfitt*            Director
- -------------------------------------
         THOMAS W. LANGFITT

          R. Anderson Pew*              Director
- -------------------------------------
           R. ANDERSON PEW

         Albert E. Piscopo*             Director
- -------------------------------------
          ALBERT E. PISCOPO

         William F. Pounds*             Director
- -------------------------------------
          WILLIAM F. POUNDS

                                        Director
- -------------------------------------
       ALEXANDER B. TROWBRIDGE

    *By /s/ Robert M. Aiken, Jr.        Individually and as Attorney-in-Fact
    -------------------------
        ROBERT M. AIKEN, JR.